Exhibit 99.1

Cool Company Ltd. and Huaxia Financial Leasing Co., Ltd. Agree Sale and Leaseback Financing for Newbuild Vessels

Completes Debt Financing for the Two Previously Announced Newbuilds Delivering 2H 2024

HAMILTON, Bermuda--(BUSINESS WIRE)--October 18, 2023--Cool Company Ltd. (NYSE: CLCO / CLCO.OL) (“CoolCo” or “the Company”) and Huaxia Financial Leasing Co. Ltd. today announced that they had entered into sale and leaseback financing arrangements (the “Sale and Leasebacks”) for the Kool Tiger and Kool Panther newbuild vessels scheduled to deliver to CoolCo in the second half of 2024 from Hyundai Samho Heavy Industries in Korea. Reference is made to the press release published by CoolCo on June 28, 2023 regarding the announcement that the Company had exercised its option to acquire the newbuild vessels and had received a commitment for the related debt financing. The Sale and Leasebacks are on a fixed rate per day basis for 10 years, with an implied interest rate just under 6% and a minimum loan-to-value of 80%, with potential for additional capacity contingent upon the terms of the charter employment that CoolCo anticipates securing in advance of the vessels’ deliveries.

With the Sale and Leasebacks now in place, CoolCo has fully financed the two MEGA LNG Carrier newbuilds.

John Boots, CFO, commented:

“We are pleased to have established this important relationship with Huaxia Financial Leasing and look forward to working closely with them over the long term. Having completed the financing of these two state-of-the-art, 2-stroke MEGA LNG Carrier newbuilds, this materially strengthens CoolCo’s future cashflow potential and strategic capabilities in a non-dilutive manner that clearly benefits our shareholders. The combination of our robust financial position and a substantial backlog in charters provides us with considerable flexibility, both commercially and financially, enabling us to further grow the Company. We believe that the near- and long-term opportunities in the LNG transportation market are substantial, supported by an increased emphasis on energy security and the dramatic expansion of global LNG production currently underway. Our pure-play fleet of modern LNG carriers positions CoolCo and our shareholders to be long-term beneficiaries of these durable trends.”

ABOUT COOLCO

CoolCo is an LNG Carrier pure play with a balanced portfolio of short and longer-term charters, the cash flows from which form the basis of the Company’s quarterly dividend for common shareholders. In addition to the built-in and funded growth from two newbuilds scheduled to deliver in the second half of 2024, CoolCo’s strategy includes ongoing assessment of opportunities for vessel acquisitions and potential consolidation in a fragmented market segment. Through its in-house vessel management platform, CoolCo manages and operates its LNG transportation and infrastructure assets for a range of the world’s leading companies in addition to providing such services to third parties. CoolCo benefits from the scale and stature of Eastern Pacific Shipping and its affiliates, encompassing CoolCo’s largest shareholder and the owner of one of the world’s largest independent shipping fleets, which strengthen the Company’s strategic position with regard to shipyards, financial institutions, and access to dealflow. CoolCo supports the world’s decarbonization and energy security needs and has stated its intention to reduce its emissions by 10-15% through its LNGe upgrade program, as part of a fleet-wide improvement target of 35% between 2019 and 2030.

Additional information about CoolCo can be found at www.coolcoltd.com.

ABOUT HUAXIA FINANCIAL LEASING CO., LTD

Huaxia Financial Leasing Co., Ltd (“HXFL”) is subsidiary and the leasing arm of Hua Xia Bank Co., Ltd., which is approved by Chinese Banking and Insurance Regulatory Commission. HXFL’s business ecology is multi-faceted, covering fields such as environmental protection, energy source, electric power, transportation, equipment manufacturing, medical treatment, communications, aviation and shipping. HXFL is deeply engaged in renewable energy such as solar energy, wind energy and bio energy. HXFL intends to build a green leasing brand cored with green energy, green transportation, pollution control and the circular economy.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to the charter of the newbuilds, cashflow, the LNG market and production, delivery dates of newbuilds, our aspirations to make opportunistic acquisitions and pursue consolidation opportunities, our competitive strengths with regard to shipyards, financial institutions and access to dealflow, our goals to reduce carbon emissions and any expected performance of our LNGe upgrade program, emissions reduction and improvement targets and other non-historical statements. Forward-looking statements are typically identified by words or phrases, such as “about”, “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” These statements are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements including risks relating to the LNG and financial market conditions. These risks and uncertainties include risks relating to the Sale and Leasebacks, future industry conditions and other risks indicated in the risk factors included in CoolCo’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This announcement is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and the requirements under the EU Market Abuse Regulation. This announcement was published by Johannes Boots, CFO of Cool Company Ltd, at the date and time set out above.

Contacts

For more information, questions should be directed to:
c/o Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com

Richard Tyrrell - Chief Executive Officer
John Boots - Chief Financial Officer